

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via E-Mail
Ms. Sabine Chalmers, Chief Legal and Corporate Affairs Officer
Anheuser-Busch InBev SA/NV
250 Park Avenue
New York, New York 10177

> **Re: Anheuser-Busch InBev SA/NV**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 13, 2011**
> **File No. 001-34455**

Dear Ms. Chalmers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 177

1. We note in your response to comment one of our letter dated 21 May 2010 that in future Exchange Act filings, you will add disclosure to clarify that your disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance of achieving their objectives and that, if applicable, the Company's principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective at that reasonable assurance level. Based on your disclosure, it appears to us that your DC&P are designed to provide reasonable assurance of achieving their objectives. Please confirm our understanding and, if so, revise your DC&P conclusion pursuant to your response letter dated 10 June 2010. Alternatively, revise to remove the level of assurance reference in your DC&P disclosure. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

Item 16F. Change in Registrant's Certifying Accountant, page 180

2. We note on page 178 that PricewaterhouseCoopers Bedrijfsrevisoren acted as your independent auditor for the fiscal year ended 31 December 2010, and that Klynveld Peat Marwick Goerdeler ("KPMG") Réviseurs d'Entreprises SCCRL/Bedrijfsrevisoren BCVBA acted as your independent auditor for the fiscal year ended 31 December 2009. It appears to us that there was a change in your principal accountant during fiscal 2010. Please confirm our understanding and, if so, revise to provide the applicable disclosures required by Item 16F of Form 20-F or tell us why you believe that such disclosures are not required.

Exhibits

3. Please amend your filing to ensure that the CEO and CFO certification language is identical to the language set forth in exhibit instruction number 12 of Form 20-F. In this regard, we note that exhibits 12.1 and 12.2 are missing words in the introduction of section 4 and are missing section 4(b).

Notes to the Consolidated Financial Statements, page F-12

32. Contingencies, page F-67

4. We note your legal and arbitration proceedings disclosure on pages 144-153, noting that you have estimated possible risk of loss on tax proceedings of $3.7 billion as of 31 December 2010. However in your footnote, you only discuss the possible losses on Brazilian tax assessments of $1.8 billion. Please expand your disclosure to clarify the amounts of your provisions by class and provide IAS 37.84-85 disclosures. For your contingent liabilities, please provide all of the disclosures required by IAS 37.86 to 37.92.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director